Exhibit 21.1
Subsidiaries of Oscar Health, Inc.

Legal Name	Jurisdiction of Incorporation or Organization
Mulberry Insurance Agency, Inc.	New York
Oscar Management Corporation1	Delaware
Oscar Buckeye State Insurance Corporation	Ohio
Oscar Garden State Insurance Corporation	New Jersey
Oscar Health Maintenance Organization of Florida, Inc..	Florida
Oscar Health Plan of Georgia	Georgia
Oscar Health Plan of North Carolina, Inc.	North Carolina
Oscar Health Plan of Pennsylvania Inc	Pennsylvania
Oscar Health Plan, Inc.	Arizona
Oscar Insurance Company2	Texas
Oscar Insurance Company of Florida	Florida
Oscar Insurance Corporation	New York
Oscar Insurance Corporation of Ohio	Ohio
HealthInsurance.org, LLC IHC Specialty Benefits, Inc. INSXCloud, Inc.	Delaware Delaware Ohio

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1 D/b/a “Oscar Health Administrators” in California.
2 D/b/a “Oscar Managed Care” in Texas.